FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
July 28, 2008

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

26 | July | 2008

Press Release

MTS CFO Vsevolod Rozanov to Lead Shyam Telelink

Moscow, Russian Federation – Mobile TeleSystems OJSC (“MTS” – NYSE: MBT), the largest mobile phone operator in Russia and the CIS, announces that Mr. Vsevolod Rozanov will be leaving his position as the Company’s Chief Financial Officer (CFO) to assume the duties of the President and Chief Executive Officer of Shyam Telelink Limited (“Shyam Telelink”), Sistema’s telecommunications subsidiary in India.

Mr. Vsevolod Rozanov has served as the CFO of MTS since April 2006. Mr. Alexey Kornya, currently Chief Financial Controller at MTS, will serve as the Acting CFO while the Company conducts a search for a permanent replacement.

“Mr. Rozanov has been a great asset to MTS over his two years of service at the Company,” said Mr. Mikhail Shamolin, President and CEO of MTS. “He leaves behind a team of top-notch professionals and a robust system geared towards the continued financial management of the business. We appreciate his decision to take on a leading role in a major new market and wish him every success with his new position.”

Mr. Alexey Kornya will serve as Acting CFO of MTS. Mr. Kornya has been at MTS since July 2004, most recently as the Chief Financial Controller, since March 2007. Prior to this role, Mr. Kornya was the CFO of MTS’ Macro-Region Urals between July 2004 and October 2004, and Business Planning Director between October 2004 and March 2007.

“Mr. Kornya’s long tenure with the Company and his contribution to its development will ensure the smooth continuation of our finance team’s activities,” commented Mr. Shamolin. “Mr. Kornya is a valued member of our team, and we have the fullest confidence in him as he assumes his new responsibilities.”

***

For further information, please contact:

Mobile TeleSystems, Moscow

Investor Relations

Tel: +7 495 223 2025

E-mail: ir@mts.ru

***

Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 86.94 million subscribers. The regions of Russia, as well as Armenia, Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www1.mtsgsm.com.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

***

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Mikhail Shamolin
	Name:	Mikhail Shamolin
	Title:	CEO

Date: July 28, 2008